Exhibit 99.4

Chapter D

(Additional Information about the Company)

Periodic Report for 2016

1.	Regulation 10A: Summary of the Company’s consolidated statements of income for each of the quarters of the reporting year

See section 1.3 to the Director’s Report, attached to the second part of this report.

2.	Regulation 10C: Use of proceeds for securities

On April 21, 2016 the Company allotted 714,050,000 Debentures (Series 9) of the Company, by way of expanding a traded series, under a Shelf Offering Memorandum dated April 19, 2016 (Ref. No.: 2016-01-052267) (the Shelf Offering Memorandum”) which was issued under the Company’s Shelf Prospectus dated May 30, 2014, as amended with correction of a clerical error on June 5, 2014 (Ref. No.: 2014-01-084171). The total proceeds (gross) received by the Company for allotment of Debentures (Series 9) amounted to a total of NIS 769 million (“the Issue Proceeds”), which was not earmarked specifically under the Shelf Offering Memorandum. The Company uses the Issue Proceeds for its ongoing business operations and for rescheduling existing debt.

3.	Regulation 11: Breakdown of material investments in subsidiaries and related companies as at the date of the statements of financial position[1]

Company name:	Name of holder	Class of share	Number of shares	Total par value	Rate of holding in the issued equity and in the voting rights	Rate of holdings in rights to appoint directors	Company’s separate balance sheet value[2] (in NIS millions)
Pelephone Communications Ltd. (“Pelephone”)	The Company	Ordinary NIS 1 shares	302,460,000	302,460,000	100%	100%	3,744
Bezeq International Ltd. (“Bezeq International”)	The Company	Ordinary NIS 0.1 shares	1,136,986,301	113,698,630	100%	100%	969
D.B.S. Satellite Services (1998) Ltd. (“DBS”)	The Company	Ordinary NIS 1 shares	36,117	36,117	100%	100%[3]	2,412
Walla Communications Ltd. (“Walla”)	The Company	Ordinary shares without nominal value	47,340,970	-	100%	100%	121

[1]	For details relating to other investees held directly or indirectly by the Company, see Note 9 to the consolidated financial statements.

[2]	The enclosed valuations include the loans provided to Bezeq International in the amount of NIS 161 million. For further information pertaining the loans provided, maturity dates, and the loans provided to other investees, see [Note 10.2] to the separate financial information attached to the Periodic Report.

[3]	On December 25, 2016, after receiving the Ministry of Communications announcement regarding cancellation of the corporate separation of Bezeq Group, the Company engaged in a merger agreement with DBS, under which DBS will be merged with and into the Company, subject to compliance with certain contingent conditions. For further information, see Section 1.1.2 Chapter A, and Note 11.2 of the Consolidated Financial Statements.

4.	Regulation 12: Material changes in investments in subsidiaries and affiliates in the reporting period:

Date of change	Nature of the change[4]	Company name:	Reported amounts (NIS thousands)
Sept 27, 2016	Converting shareholders’ loans to equity	DBS	5,319
Nov 6, 2016	Provision of a loan	DBS	65
Dec 27, 2016	Converting shareholders’ loans to equity	DBS	389
Dec 27, 2016	Investment in the equity of a subsidiary	DBS	130
Mar 8, 2016	Repayment of loan provided by the Company to Bezeq International	Bezeq International	50
Mar 15, 2016	Repayment of loan provided by the Company to Bezeq International	Bezeq International	8
Sept 11, 2016	Repayment of loans provided by the Company to Bezeq International	Bezeq International	18
Dec 5, 2016	Repayment of loan provided by the Company to Bezeq International	Bezeq International	32
Feb 10, 2016	Provision of a loan	Bezeq International	125
Sept 5, 2016	Provision of a loan	Bezeq International	20

5.	Regulation 13: Revenues of material subsidiaries and the revenues of the Company from them as at the date of the statement of financial position (in NIS millions)[5]

Company name:	Profit (loss) for the period	Comprehensive income (loss) for the period	Dividends	Management fees	Interest income
Pelephone	61	61	92	4.5	-
Bezeq International	125	123	142	1.5	6
DBS	68	68	-	1.5	152
Walla	(26)	(26)	434	-	-

6.	Regulation 20: Stock Exchange Trading

In 2016, 3,323,813 ordinary of NIS 1 par value shares of the Company were listed for trading due to exercising of options under an options plan for executive officers from December 25, 2007 and exercising of options from an options plan for employees from December 20, 2010.

In 2016 714,050,000 NIS par value debentures (Series 9) were listed, following the public issue by way of an extension of the series carried out by the Company in April 2016.

[4]	The repayment amounts set out in this Regulation refer to principal amounts only.

[5]	On March 8, 2017, the board of directors of Bezeq International resolved to distribute a dividend to the Company in the amount of NIS 65 million in May 2017.

7.	Regulation 21: Remuneration of interested parties and executive officers

Below is a breakdown of the remunerations paid in 2016, as recognized in the financial statements for 2016, to each of the five highest-paid executive officers in the Company or in a company under its control, and which were paid to them in lieu of their service in the Company or a company under its control, (employer’s cost and on annual basis):

Recipient					Remuneration (in NIS thousands)				Total (NIS thousands)	Section below
Name	Position	Sex	Scope of position	% of holding in Company’s equity	Salary[6]	Bonus[7]	Share-based payment	Other (management fees)	Total
Eurocom Communications Ltd.	Consultancy and management services, including services of chairperson and directors	Corporation	-	26.34%[8]	-	-	-	6,364	6,364	A.
Stella Handler	CEO of the Company	Female	Full-time	-	2,227	2,053	-	-	4,280	B.
Ron Eilon	CEO of DBS	Male	Full-time	-	1,982	2,039	-	-	4,021	C.
Moti Elmaliach	CEO, Bezeq International Ltd.	Male	Full-time	-	1,947	1,535	-	-	3,482	D.
Ran Guron:	CEO of Pelephone	Male	Full-time	-	1,867	1,539	-	-	3,406	E.
Yaakov Paz	VP Business Division	Male	Full-time	-	1,453	787	-	-	2,240	G.
Itamar Harel	VP of Private Division	Male	Full-time	-	1,783	738	-	-	2,021	1

[6]	The remuneration amounts include the cost of salaries and ancillary salary costs, including perks and social benefits such as telephone expenses, customary type of company car, study fund (for some of the managers), provisions for pension fund and for termination of the employer-employee relations (for employees subject to section 14 of the Severance Law), reimbursement of expenses and leave pay, sick leave and customary annual convalescence days, expenses for employee holiday gift (included amount), membership fees for companies in professional associations that were paid for the employee (not as part of the employee’s employment) and if a loan was provided to an employee, the value of the benefit in the interest on the loan.

[7]	The amounts of the bonus that appear in the table are as recognized in the 2016 financial statements and include a performance based bonus and special bonuses (actually paid in 2016 to Ron Eilon and Itamar Harel, all in accordance with the Company’s Compensations Policy. The performance based bonus that appears in the table is for 2016 (at Reporting Date, it is yet to be paid to executive officers) and includes a contingent portion that will be paid to these officers by way of the distribution described in the Notes for the table. In 2016 bonuses were paid to the foregoing officers for 2015, the amount of which [including the contingent portion that was not actually paid in 2016, but will be paid in 2017,( if at all)] is included in the corresponding table in the Company’s annual report for 2015 (published on March 17, 2016).

[8]	Eurocom Communications Ltd. holdings in the Company that are noted in the table are indirect, as at date of publication of this report.

Breakdown of the terms of employment of the senior officers who appear in the foregoing table:

A.	Eurocom Communications Ltd.

Eurocom Communications Ltd. (“Eurocom Communications”), the controlling shareholder (indirect) of the Company, provides the Company with various consultancy and management services, since 2010. On June 30, 2016 the Company’s general meeting approved engaging with Eurocom Communications Ltd. in an amended agreement for providing shared consultancy and management services, including the services of the acting Chairman of the Board of Directors provided by Mr. Shaul Elovitch (the controlling shareholder of the Company) equivalent to a 70% position, the services of directors in the Company and its subsidiaries and ongoing consultancy services, for a period of three years as of June 1, 2016 through to May 31, 2019 in return for an estimated annual fee of NIS 6.4 million (subject to adjustments based on the number of directors appointed by the controlling shareholder and their participation in the board meetings) as set out in Notes 28.3.2 sections (7) and F to the Consolidated Financial Statements (for a description of the highlights of the agreement, see the immediate report for convening of the general meeting dated May 26, 2016) (“the Management Agreement”). The Management Agreement extends the Company’s previous engagement with Eurocom in a similar agreement (“Previous Management Agreement”) which was terminated on May 31, 2016. For the period commencing January 1, 2016 through May 31, 2016, Eurocom was paid a fee in accordance with the terms of the Previous Management Agreement and for the period from June 1, 2016 through December 31, 2016, the fee was paid in accordance with the terms of the current Management Agreement. In total in 2016 Eurocom Communications received an amount of NIS 6,364,025 (before VAT) for the services.

Under the management agreement, of the management fees paid to Eurocom Communications, an annual amount of NIS 3.5 million is paid for the services provided to the Company as Chairman of the Board by Mr. Shaul Elovitch.

B.	Stella Handler

Employed in the Company as CEO since April 14, 2013 under a personal employment agreement dated on May 8, 2013. The agreement is unlimited in time with either party having the right to terminate it with prior notice of 6 months. On May 17, 2016, the Company’s Compensations Committee approved the extension of the validity of the employment agreement of the Company’s CEO for an unlimited term, without any real changes in the terms of her office and employment. Subsequent to the date of the Periodic Report, the Company’s Compensations Committee and Board of Directors approved a raise in the CEO’s salary, which does not constitute a material change in the terms of her employment, so that her gross monthly salary amounts to NIS 158 thousand as of January 1, 2017. This decision requires the approval of the general meeting which is to convene on May 9, 2017.

The CEO’s bonus goals for 2016 were pre-set by the Company’s Board of Directors in January 2016 and were approved by the general meeting on March 2, 2016 and included four goals: EBITDA goals for the Company (separate), representing 30% of the bonus calculation; a FCF cash flow goal, representing 30%; an after-tax profit goal, representing 20%; and a chairman of the board assessment goal, representing 20%. The precondition for receiving the bonus was that the FFO9 result for 2016 (NIS 2,305.5 million. after the deduction as set out below) would not fall below 20% of the FFO result of Company for 2015. This precondition was met. The rate of compliance of the Company’s CEO with the bonus goals for 2016, was 120%. Accordingly, the bonus granted to the CEO for 2016 is 120% of her annual salary. It should be noted that, for the purpose of calculating the bonus of the Company’s CEO for 2016 (as well as for calculating the FFO), the expenses incurred from the provisions made for voluntary redundancy of employees (that were not taken into account in the Company’s budget) were neutralized. 40% of the eligibility for compensation with regard to EBITDA goal for 2016 will be paid to the Company CEO only in 2018 (after approval of the financial statements for 2017), and this only if the minimum EBITDA goal as set for the 2017 budget year, is achieved.

C.	Ron Eilon

Employed as CEO of the subsidiary, DBS, under a personal employment agreement dated August 28, 2006. The agreement is for an unlimited period, and it may be terminated by either party at any time and for any reason with 12 months written prior notice by DBS and 6 months prior notice by DBS’s CEO10. Subsequent to the date of the Periodic Report, as of January 1, 2017, a raise was approved for the salary of the CEO of DBS, so that his gross monthly salary amounts to NIS 139 thousand.

The 2016 bonus goals for the CEO of DBS were preset by the Company’s Board of Directors in January 2016, following approval by the Company’s compensations committee as set out below: an EBITDA goal based on DBS financial statements (separate), representing 30% of the bonus calculation; a cash flow goal based on DBS financial statements (separate), representing 25%; a content image - perception of content (general population), representing 20%; a monthly subscriber churn goal, representing 5%; and the chairperson of DBS’s board of directors assessment, representing 20% of the annual bonus calculation. The precondition for receiving the bonus was that the EBITDA result for 2016 (NIS 562.6 million. after the deduction as set out below) would not fall below 25% of the EBITDA result of Company for 2015. This precondition was met. The rate of compliance of the CEO of DBS with the bonus goals for 2016, was 106%. Accordingly, the bonus granted to the CEO of DBS for 2016 is 106% of his annual salary. It should be noted that, for the purpose of calculating the bonus, the expenses incurred from implementing the collective agreement in the company (that were not taken into account in the company’s budget) were deducted. 40% of eligibility for compensation for compliance with DBS’s EBITDA goal for 2016 will be paid to the DBS CEO only in 2018 (after approval of the financial statements for 2017), and this only if the minimum EBITDA goal as set for the 2017, is achieved. It should be noted that, in the Reporting Period, a special bonus was approved for the CEO of DBS for his extraordinary and exceptional efforts by taking upon himself, in addition to his position, the task of handling content, including original productions, domestic acquisitions and purchases from abroad.

[9]	Funds from operations (FFO) - cash flows from operations before changes in working capital and before changes in other asset and liability items. The FFO index weights the foregoing performance compared with measurable goals and may be subject to neutralizing events decided and set out in the compensations policy. This index is also used by the rating agencies when assessing the Company’s performance.

[10]	Under the employment agreement, the CEO will give DBS an additional three months prior notice if he is so required by written request of DBS.

D.	Moti Elmaliach

Employed as CEO of the subsidiary, Bezeq International, under a personal employment agreement dated May 28, 2014. The agreement is unlimited in time with either party having the right to terminate it with prior notice of 6 months. Subsequent to the date of the Periodic Report, as of January 1, 2017, a raise was approved for the salary of the CEO of Bezeq International, so that his gross monthly salary amounts to NIS 120 thousand.

The 2016 bonus goals for the CEO of Bezeq International were preset by the Company’s Board of Directors in January 2016, following approval by the Company’s compensations committee, and included: an EBITDA goal for Bezeq International’s financial statements (separate), representing 30% of the bonus calculation; a goal for Bezeq International’s FFO cash flows (separate), representing 30%; a goal based on Bezeq International’s net profit (separate), representing 20%; and the chairperson of Bezeq International’s board of directors assessment, representing 20%. The precondition for receiving the bonus was that Bezeq International’s FFO result for 2016 (NIS 292 million, after the deduction as set out below) would not fall below 20% of the FFO result of Bezeq International for 2015. This precondition was met. The rate of compliance of the CEO of Bezeq International with the bonus goals for 2016, was 116%. Accordingly, the bonus granted to the CEO of Bezeq International for 2016 is 116% of his annual salary. It should be noted that, for the purpose of calculating the bonus, the expenses incurred from implementing the collective agreement in the company (that were not taken into account in the company’s budget) were deducted. 40% of the eligibility for compensation with regard to compliance with the Bezeq International’s EBITDA goal for 2016, will actually be paid only in 2018 (after approval of the financial statements for 2017), and this only if the minimum EBITDA goal set by the Board of Directors for 2017, is achieved.

E.	Ran Guron:

Employed as CEO of the subsidiary, Pelephone, since November 8, 2015, under a personal employment agreement dated November 15, 2015. Subsequent to the date of the Periodic Report, as of January 1, 2017, a raise was approved for the salary of the CEO of Pelephone, so that his gross monthly salary amounts to NIS 125 thousand.

The 2016 bonus goals for Ran Guron were preset by the Company’s Board of Directors in January 2016, following approval by the Company’s compensations committee, and included: an EBITDA goal for Pelephone’s financial statements (separate), representing 25% of the bonus calculation; a cash flow goal got Pelephone’s FFO cash flows (separate), representing 25% of the bonus calculation; a net mobility goal (excluding prepaid), representing 20% of the bonus calculation; an operating expenses goal, representing 10% of the bonus calculation; and the chairperson of Pelephone’s board of directors assessment of the CEO’s performance, representing 20% of the annual bonus calculation. The precondition for receiving the bonus was that the FFO result for 2016 (less events as set out below) would not fall below 25% of the goal set in Pelephone’s budget. This precondition was met. The rate of compliance of the CEO of Pelephone with the bonus goals for 2016, was 112%. Accordingly, the bonus granted to Pelephone’s CEO for 2016 is 112% of his annual salary. It should be noted that, for the purpose of calculating the bonus, expenses incurred from previsions for voluntary redundancy of employees (that were not taken into account in the company’s budget) were deducted. 40% of eligibility for compensation with regard to compliance with Pelephone’s EBITDA goal for 2016, will be paid only in 2018 (after approval of the financial statements for 2017), and this only if the minimum EBITDA goal as set for 2017, is achieved.

F.	Yaakov Paz

Employed as VP Business Division since November 1, 2007 under a personal employment agreement. The agreement is for an unlimited term, and may be terminated by either party, at any time, with prior notice of 3 months from the VP Business Division and of 6 months by the Company. In the Reporting Period, until May 2, 2016 the gross monthly salary of the VP Business Division was NIS 82 thousand and since May 3, 2016 it is NIS 90 thousand.

The bonus goals for the VP Business Division were preset by the Company’s Board of Directors in January 2016, as follows: an EBITDA goal for the Company (separate), representing 30% of the bonus calculation; a goal based on the Company’s (separate) FCF, representing 20%; personal management goals, representing 40%; and a goal based on the chairman of the board assessment of compliance with innovation and digitalization, representing 10%. For the purpose of calculating the bonus, the expenses incurred due to provisions for voluntary redundancy of employees (that were not taken into account in the company’s budget) were deducted. 40% of eligibility for compensation with regard to compliance with the Company’s EBITDA goal for 2016, will be paid to the VP Business Division only in 2018 (after approval of the financial statements for 2017), and this only if the minimum EBITDA goal as set for 2017, is achieved.

Subsequent to the Reporting Period, in accordance with the Company’s Compensations Policy, a special bonus was approved for the VP Business Division for his extraordinary and exceptional efforts in promoting and developing new income in the ICT customer sector. The amount of the special bonus that was approved for the VP Business Division is included in the 2016 bonus component in the foregoing table.

G.	Itamar Harel

Employed as VP Private Division since November 1, 2007 under a personal employment agreement. The agreement is for an unlimited period, and may be terminated by either party, at any time, with prior notice of 3 months from the VP Private Division and of 6 months by the Company.

The bonus goals for the VP Private Division were preset by the Company’s Board of Directors in January 2016, as follows: an EBITDA goals or the Company (separate), representing 30% of the bonus calculation; a goal based on the Company’s (separate) FCF, representing 20%; personal management goals, representing 40%; and an assessment goal, including for compliance with innovation and digitalization, representing 10% of the bonus calculation. For the purpose of calculating the bonus for the VP Private Division for 2016, the expenses incurred from previsions for voluntary redundancy of employees (that were not taken into account in the company’s budget) were deducted. 40% of eligibility for compensation of the VP Private Division with regard to compliance with the Company’s EBITDA goal for 2016 will be paid to the VP Private Division, only in 2018 (after approval of the financial statements for 2017), and this only if the minimum EBITDA goal as set for 2017, is achieved. It is noted that in the reporting year, in accordance with the Company’s compensations policy, a special bonus was approved for the VP Private Division for his efforts to increase the Company’s income in the private sector internet and telephony segment. The amount of the special bonus that was approved for the VP Private Division is included in the 2016 bonus component in the foregoing table.

Other interested parties who receive remuneration from the Company

A.	Rami Nomkin - an employee director (appointed as a director by the general meeting on January 17, 2007) in the Company’s community contribution and the resource management division. He transferred from the Ministry of Communications in 1966. Rami Nomkin’s total salary for 2016 amounted to NIS 593 thousand and is linked to the professional salary tables. This salary does not include a bonus for 2016 in the amount of NIS 25 thousand, which as at Reporting Date has not yet been paid and which was set in accordance with the criteria for all the Company’s employees, based on the Company’s EBITDA and cash flows (FCF) results. All the remunerations paid to Mr. Nomkin are due to his being an employee of the Company and not for his service as a Company director.

B.	Remuneration for external directors and independent directors is based on the maximum tariff as prescribed in the Companies Regulations (Rules Concerning Remuneration and Expenses for an External Director), 2000 (“Remunerations Regulations”) linked to the CPI as set in said regulations. The total remuneration paid to the external directors and independent directors for 2016 was NIS 2.8 million.

8.	Regulation 21A: The controlling shareholder of the Company

To the best of the Company’s knowledge, the final controlling shareholder of the Company is Mr. Shaul Elovitch, through his holdings in Eurocom Holdings (1979) Ltd. (“Eurocom Holdings”) and Eurocom Communications Ltd. (“Eurocom Communications”)11. Eurocom Communications is the controlling shareholder in Internet Gold-Golden Lines Ltd., (“Internet Gold”), which controls B Communications Ltd. (“B Communications”), the controlling shareholder (wholly owned) of B Communications (S.P. 1) Ltd. (“B Communications 1”) and its wholly owned subsidiary, B Communications (S.P. 2) Ltd. (“B Communications 2”). Each of the foregoing companies is also considered to be the controlling shareholder of the Company, in accordance with the Securities Law. Furthermore, pursuant to the Securities Law, the Company deems Mr. Yosef Elovitch12, the brother of Mr. Shaul Elovitch, as a joint shareholder with Mr. Shaul Elovitch, and therefore as a controlling shareholder in the Company.

As of Reporting Date, B Communications 2 holds 714,169,560 Bezeq shares and B Communications directly holds 14,204,153 Bezeq shares.

[11]	To the best of the Company’s knowledge, the controlling shareholders in Eurocom Communications are as follows: a. Eurocom Holdings (1979) Ltd., which holds 99.33% of the issued and paid up share capital of Eurocom Communications; Eurocom Holdings (1979) is a private company held by Mr. Shaul Elovitch, who holds 80% of its ordinary shares and 75% of its management shares, and his brother Mr. Yosef Elovitch, who holds 20% of its ordinary shares and 25% of its management shares; b. Mr. Shaul Elovitch, who holds 0.67% of the issued and paid up share capital of Eurocom Communications.

[12]	See sub-section 12 above.

9.	Regulation 22: Transactions with the controlling shareholder

Below are particulars, to the best of the Company’s knowledge, concerning all transactions with the controlling shareholders of the Company, or in which the controlling shareholders have a personal interest, which the Company, its subsidiaries or its related companies engaged in during the reporting year or subsequent to the end of the reporting year and until the date on which this report is submitted, or which is still valid at the Reporting Date, and for further information regarding negligible procedures in the Company see Note 28 to the financial statements.

10.	Regulation 24: Holdings of interested parties and executive officers in the Company:

Details of holdings of interested parties and executive officers of the Company are presented in this report as reference to the report on the holdings of the Company’s interested parties and executive officers dated January 5, 2017.

11.	Regulation 24 A: Registered capital, issued capital, and convertible securities

The Company’s registered equity as at the publication date of the periodic report is 2,825,000,000 ordinary shares of NIS 1 par value each (the “Ordinary Shares”).

The Company’s issued and paid up share capital as at the publication date of the periodic report is 2,765,485,753 ordinary shares.

Apart from the foregoing, as at the date of publication of this report, the Company has no other tradable securities.

12.	Regulation 24B: Register of Shareholders

The Company’s Register of Shareholders is presented in this report by way of a link to the Company’s statement of equity and inventory of registered securities of the Company and adjustments made on January 22, 2017.

13.	Regulation 25A: Registered Address of the Company

Address: 132 Menachem Begin Avenue, 27th Floor, Azrieli Center, (Triangle Tower), Tel Aviv

Telephone 1: 03-626-2200; Telephone 2: 972-3-626-2201 Fax: 03-626-2209

Email: linoryo@bezeq.co.il (Legal Counsel for the Group’s head office and Secretary of the Group).

14.	Regulation 26: Directors of the company

Name I.D.: Date of birth: Citizenship:	Address for delivery of court notices:	Membership on Board of Directors Committees: Serves as an external or independent director	Employee of the Company, a subsidiary, related company or interested party:	Date of commencement of term of office:	Education and employment during the past five years and details of the companies in which he serves as a director (other than the Company):	Related to other interested parties in the Company:	Does the Company consider the director as having accounting and financial expertise
Shaul Elovitch 042089367 Jan 4, 1948 Israeli	2 Dov Friedman Street, Ramat Gan, 5250301	Chairman of the Board of Directors, member of the security committee The director is not an external director.	Yes, see details of employment during past five years	Apr 14, 2010 (On May 3, 2016 his term of office was extended to a further term of one year)	Occupation during past five years: Chairman and owner of Eurocom Group for more than 25 years.
 The companies in which he serves as a director: Chair of the board of the following companies: Pelephone; Bezeq International; Bezeq Zahav Holdings Ltd.; Walla; Bezeq Online Ltd.; DBS; Eurocom Holdings (1979) Ltd.; Eurocom Communications Ltd.; Eurocom Cellular Communications Ltd.; Eurocom Industries (1986) Ltd.; Eurocom Digital Communications Ltd.; Trans-Global Industries PTE Ltd.; Internet Gold – Golden Lines Ltd.; Eurocom DBS; B. Communications;
					Director at Eurocom General Management Ltd.; D.M. 3000) Engineering Ltd.; Space Communication Ltd.; Satcom Systems Ltd.; Gilat Satcom Ltd.; Gaya Com Ltd.; IP Planet Network Ltd.; Israsat International Communications Ltd.; B Communication (S.P. 1) Ltd.; B Communication (S.P. 2) Ltd.; Eurocom Media-Net Holdings Ltd.; Eurocom Networks 21 Ltd.; Eurocom Networks and Technologies Ltd; Eurocom Real Estate Ltd.; Mivnei Dolinger Construction and Investment Ltd.; Mivnei Dolinger (City Gate) Construction and Investment Ltd.; R.F. Investments and Promotion 1988 Ltd.; Continental – Construction & Investment Company – D.A. Ltd. Eurocom Management Projects (1990) Ltd.; Shem VeTehila Assets and Investments Ltd.	Father of Or Elovitch and father-in-law of Orna Elovitch Peled who, inter alia, served as officers in Bezeq and its subsidiaries in the reporting year. Brother of Yosef Elovitch, controlling shareholder (indirect) of Bezeq	Yes

Name I.D.: Date of birth: Citizenship:	Address for delivery of court notices:	Membership on Board of Directors Committees: Serves as an external or independent director	Employee of the Company, a subsidiary, related company or interested party:	Date of commencement of term of office:	Education and employment during the past five years and details of the companies in which he serves as a director (other than the Company):	Related to other interested parties in the Company:	Does the Company consider the director as having accounting and financial expertise
Orna Elovitch Peled 028735587 Jun 8, 1971 Israeli	2 Dov Friedman Street, Ramat Gan, 525031	No The director is not an external director.	Yes, see details of companies in which she serves as a director.	Apr 14, 2010 (On May 3, 2016 her term of office was extended to a further term of one year)	Education: B.Sc. majoring in Finance and Economics, New York Institute of Technology. MA - Executive MBA - Recanati College international MBA program
Occupation during past five years: As of May 26, 2015 Executive VP of Adika Style Ltd.

					The companies in which she serves as a director – DBS; Walla, Orna Nadav Peled Ltd.	Yes. Daughter-in-law of Shaul Elovitch, controlling shareholder (indirect)	No
Or Elovitch 038475117 May 24, 1976 Israeli	2 Dov Friedman Street, Ramat Gan, 525031	No The director is not an external director.	Yes, see details of employment during past five years	Apr 14, 2010 (On May 3, 2016 his term of office was extended to a further term of one year)	Education: BA in Business Administration, College of Management; MBA majoring in Finance, City of New York University
Occupation during past five years: CEO of Eurocom Communications Ltd. since 2011
The companies in which he serves as a director: Chair of the board of the following companies: Space-Communications Ltd.; board of directors of Eurocom Capital Finances Ltd.; board of directors of Enlight Renewable Energy Solutions Ltd.
					Director of Satcom Systems Ltd.; B Communications; Pelephone; DBS; Bezeq International; Bezeq Online; Bezeq Zahav Holdings; Walla (and other private Walla Group companies - such as Price Compare, Shopmind Ltd., Walla Pay Ltd.); B Communications (S.P.1) Ltd.; B Communications (S.P.2) Ltd.; Israsat International Communications Ltd.; Gilat Satcom Ltd.; Gaya Com Ltd.; I P Planet Network Ltd.; Telserve Limited; Eitag Ltd.; The Time News Ltd.	Yes. Son of Shaul Elovitch, the controlling shareholder of the Company and husband of Orna Elovitch-Peled, and nephew of Yosef Elovitch (brother of Shaul Elovitch), a controlling shareholder (through holdings)	Yes

Name I.D.: Date of birth: Citizenship:	Address for delivery of court notices:	Membership on Board of Directors Committees: Serves as an external or independent director	Employee of the Company, a subsidiary, related company or interested party:	Date of commencement of term of office:	Education and employment during the past five years and details of the companies in which he serves as a director (other than the Company):	Related to other interested parties in the Company:	Does the Company consider the director as having accounting and financial expertise
Eldad Ben Moshe 058774290 Jun 8, 1964 Israeli	17 Bazelet Street, Shoham, 60850	The director is not an external director. The director is an independent director.[13]	No	Apr 14, 2010 (On May 3, 2016 his term of office was extended to a further term of one year)	Education: B.A Economics and Accounting, and advanced Accountancy studies - Tel Aviv University; MBA - Tel Aviv University; CPA
Occupation during past five years: CEO of Inrom Industries Ltd. and Inrom Building Industries Ltd.; Inrom Industrial Investments Limited Partnership; Senior partner in FIMI Fund
The companies in which he serves as a director: Chair of the board of the following companies: Ytong, Ltd.; Ytong Flooring Ltd.; Carmit Mister Fix Ltd.; Alony Marble Ltd.; Orlite Industries (Millennium 2000) Ltd.; Ordan Metal and Casting Industries, Ltd.; Nirlat Paints, Ltd.; Anan Dvash Sameah Ltd.; Anan Dvash Ltd.
					Director of the following companies: Nimni Paints North Ltd.; Gomix Partnership Management Co. Ltd.; Gomix Limited Partnership; Link Color NA INC.; Urdan Industries (USA) Inc.; Univercol Paints Ltd.; Inrom Building Industries Ltd.; Nirlat Ltd.; Ham-Let (Israel Canada) Ltd.	No	Yes

[13]	In the reporting year through to January 12, 2017, the director Eldad Ben Moshe also served as a member of the Company’s audit committee. On March 30, 2017 the Company issued an immediate report giving notice of the convening of an annual and special general meeting, to appoint David Granot as an independent director replacing the director, Eldad Ben Moshe, who will not be appointed for a further term in office.

Name I.D.: Date of birth: Citizenship:	Address for delivery of court notices:	Membership on Board of Directors Committees: Serves as an external or independent director	Employee of the Company, a subsidiary, related company or interested party:	Date of commencement of term of office:	Education and employment during the past five years and details of the companies in which he serves as a director (other than the Company):	Related to other interested parties in the Company:	Does the Company consider the director as having accounting and financial expertise
Haggai Herman 059153650 Jan 5, 1965 Israeli	32 Levi Eshkol Street, Givat Shmuel 5442540	Audit committee, compensation committee The director is an external director.	No	Sept 3, 2014	Education: B.Sc Industrial Engineering and Management from Tel Aviv University, MBA from Tel Aviv University, graduate of Training Course for Directors in Business and Public Companies from Bar Ilan University.
Occupation during past five years: CEO and in charge of merger and integration at Visionix Ltd.
					The companies in which he serves as a director: Herman Scientific-Business Ventures Ltd.	No	Yes
Rami Nomkin: 042642306 Jan 14, 1949 Israeli	126 Mohaliver Street, Yahud	No The director is not an external director.	Yes, see details of employment during past five years	Jan 17, 2007 (On May 3, 2016 his term of office was extended to a further term of one year)	Education: High School Occupation during past five years: Since 2014 - in Bezeq’s PR Division Since 2014, works in Bezeq’s human resources division The director is an employee director.	No	No
Mordechai Keret 054759915 May 7, 1957 Israeli	POB 21383 Tel Aviv Jaffa 6121301	Chairperson of the Audit Committee;

Chairperson of the Compensations Committee;

Financial Statements Review Committee; Security Committee, Internal enforcement committee

The director is an external director.	No	Feb 4, 2010 (term of office extended by a further 3 years (third term of office) as of February 1, 2014)	Education: CPA - BA in Accounting and Finance, Tel Aviv University
Occupation during past five years: CEO and owner of Keret Management and Holdings Ltd.
					The companies in which he serves as a director: TIA Investment Co. Ltd. – external director, Priortech Ltd.; ISSTA Lines, Ltd.; ISSTA Israel Student Travel Co. Ltd.; ISSTA Assets Ltd.; ISSTA Worldwide Hotels Ltd.; Histour Eltive Ltd; Shirliad Sea City (2009) Ltd.; Shirliad Holdings Ltd.; Keret Management an Holdings Ltd.; Tarya P2P Ltd.; Skyline International Development Ltd. (external director)	No	Yes. The Company considers the director as an external expert director

Name I.D.: Date of birth: Citizenship:	Address for delivery of court notices:	Membership on Board of Directors Committees: Serves as an external or independent director	Employee of the Company, a subsidiary, related company or interested party:	Date of commencement of term of office:	Education and employment during the past five years and details of the companies in which he serves as a director (other than the Company):	Related to other interested parties in the Company:	Does the Company consider the director as having accounting and financial expertise
Yehoshua Rosenzweig 013841069 Aug 17, 1952 Israeli	30 Six Day War Street (31st Floor Champion Tower), Bnei Brak 5120261	Internal enforcement committee - Chair; audit committee; committee for reviewing financial statements; remuneration committee and security committee.

The director is not an external director.

The director is an independent director.	No (other than as a director in subsidiaries)	Nov 22, 2010 (On May 3, 2016 his term of office was extended to a further term of one year)	Education: LL.B, Bar Ilan University; LL.M and LL.D, New York University.
Occupation during past five years: (a) Law firms: from 2005 Attorney at Rosenzweig & Aviram Law firm; 2012-2013 Attorney at Agmon & Co. and Rosenzweig HaCohen & Co. law firms. (b) Public: Matana Foundation (Board member); Chair of Bar Ilan University Executive Committee ; Chair of advisory committee to the Government Companies Authority (since 2011).
The companies in which he serves as a director: Chair of the board of the following companies: Waterfall Security Solutions Ltd.; Mailwaze Email Solutions Ltd.;
					Director at Rosenram Development Co. Ltd.; Pelephone; Bezeq International; Rosenram Trust Co. Ltd.; Rosenzweig Legal Services Ltd.; Rosetta Genomics Ltd.; Alrov Real Estate & Hotels Ltd.; Babua Simulation Investments (1996) Ltd.; Moinian Limited; 3D Space Sound Solutions Ltd.; Podcast Israel Media Ltd.	No	Yes
Tali Simon 024017006 Mar 7, 1969 Israeli	43 Yigal Mozenson St., Tel Aviv	Audit committee; remuneration committee; committee for reviewing financial statements The director is an external director.	No	Jan 21, 2013 (term of office extended by a further 3 years (second term of office) as of January 21, 2016)	Education: CPA, BA Economics and Accounting, Ben Gurion University
Occupation during past five years: CFO Gazit Globe Israel (Development) Ltd. and its subsidiaries (G Israel Shopping Centers Ltd.; G Kfar Saba Ltd.; G West Ltd.)
The companies in which she serves as a director during past five years: Acad Construction and Investments Ltd.; Acad Equipment (1979) Ltd.; G Bulgaria EAD
PLOVDIV RETAIL CENTER AD TRIDENTAD
G MACEDONIA AD
Horev Center Management Co. Ltd.; Horev Center Parking Lot Ltd.
					The companies in which she serves as a director – Tali Simon Consultancy Ltd.	No	Yes. The Company considers the director as an external expert director

Mr. Yitzhak Edelman served as a director in the Company for part of the Reporting Period, through to December 22, 2016.

Name I.D.: Date of birth: Citizenship:	Address for delivery of court notices:	Membership on Board of Directors Committees: Serves as an external or independent director	Employee of the Company, a subsidiary, related company or interested party:	Date of commencement of term of office:	Education and employment during the past five years and details of the companies in which he serves as a director (other than the Company):	Related to other interested parties in the Company:	Does the Company consider the director as having accounting and financial expertise
Yitzhak Edelman: 50066174 Jul 1, 1950 Israeli	9 Rahel Hmeshoreret St., Herzliya	Audit committee, committee for reviewing financial statements, Chairman of Compensations Committee The director is an external director.	No	February 1, 2008 (term of office extended by a further 3 years (third term of office as of February 1, 2014)	Education: BA Accounting and Economics from Tel Aviv University; Advanced Business Management course at Harvard.
					The companies in which he serves as a director: Bank of Israel; Advanced Vision Technology Ltd. (AVT.); Y. Edelman Consulting and Management Ltd.; Swiftnet Co. Ltd. (external director)	No	Yes. The Company considers the director as an external expert director

Amikam Shorer served as a director in the Company in the Reporting Period through March 22, 201714.

Name I.D.: Date of birth: Citizenship:	Address for delivery of court notices:	Membership on Board of Directors Committees: Serves as an external or independent director	Employee of the Company, a subsidiary, related company or interested party:	Date of commencement of term of office:	Education and employment during the past five years and details of the companies in which he serves as a director (other than the Company):	Related to other interested parties in the Company:	Does the Company consider the director as having accounting and financial expertise
Amikam Shorer 059821983 Jul 27, 1967 Israeli	2 Dov Friedman Street, Ramat Gan, 525031	Security committee, internal enforcement committee The director is not an external director.	Yes, see details of employment during past five years	Apr 14, 2010 (On May 3, 2016 his term of office was extended to a further term of one year)	Education: BA LLB, Bar Ilan University
Occupation during past five years: Deputy Chairman of Board (and Director) of Eurocom Communications Ltd.; from 2011 through 2014 Chairman of Board of E.G.R.E Ltd; Chairman of the Board of Satcom Systems Ltd.
The companies in which he serves as a director: Deputy Chairman of Board of Eurocom Communications Ltd.; Director at Enlight Renewable Energy Ltd.; Space Communications Ltd.; Gilat Satcom Ltd.; Gaya Com, Ltd.; I.P. Planet Network Ltd.; Israsat International Communications Ltd.; SGilat Satcom Russia Ltd.; Phoenix Data Pty. Ltd.; B Communications (SP 1); B Communications (SP 2); Eurocom Capital Underwriting Ltd.; Ranitech Yezum 2007 Ltd.; TCL Teleserve Communications Ltd.; TNL Teleserve Network Ltd.; Teleserve Ltd.;
					The companies in which he serves as a director: Pelephone; Bezeq International; DBS; Walla’ Bezeq On Line; Bezeq Zahav Holdings Ltd.	No	No

[14]	On March 22, 2017, Amikam Shorer was appointed to the position of Bezeq Group Strategy and Business Development manager, and he will begin serving in this position on April 23, 2017.

15.	Regulation 26A Senior office holders:

Name	I.D.:	Date of birth:	Date of commencement of term of office:	The office he holds in the Company:	Is he and interested party in the Company or a family member of another senior officer or of an interested party:	Education and business experience over the past five years:
Stella Handler	016750549	Dec 4, 1961	Apr 14, 2013	CEO	Yes. Interested party in the Corporation by her office as Company CEO.	MA in economics from the Hebrew University in Jerusalem MBA, Hebrew University in Jerusalem 2011-2013 Chair of board of directors of HOT Communications Systems Ltd.
Allon Raveh	027914290	Oct 29, 1970	Sept 11, 2016	VP Finance of the Company and CFO of the Group	No	MA Finance - London Business School;
LLB, LLM and BA Accounting, Tel Aviv University
2012 to present, director at Palomar Capital Management
2009-2012, director at Zim American Integrated Shipping Services Co, Zim Integrated Shipping Services (China) Co, Ramon International Insurance Brokers and UTI Israel.
2013-2016, VP Finance at XT Holdings (formerly Ofer Holdings Group)
						2009-2012, VP Finance at Zim Integrated Shipping Ltd.
Guy Hadas	029654472	Sept 8, 1972	Dec 9, 2007	VP Corporate Communications	No	BA in Economics and Media, Tel Aviv University MBA, Tel Aviv University
Itamar Harel	028054666	Oct 18, 1970	Oct 25, 2007	VP, Manager of Private Division	No	MBA in Marketing and Accounting, Hebrew University

Name	I.D.:	Date of birth:	Date of commencement of term of office:	The office he holds in the Company:	Is he and interested party in the Company or a family member of another senior officer or of an interested party:	Education and business experience over the past five years:
Linor Yochelman	032037939	Feb 11, 1975	Aug 19, 2007	Chief Legal Counsel and Secretary of the Group[15]	No	BA Business Administration, Interdisciplinary Center, Herzliya LL.B, Interdisciplinary Center, Herzliya
Ehud Mezuman:	052176336	Feb 17, 1954	Oct 25, 2007	VP Human Resources	No	3 years studies at Tel Aviv University – Social Sciences (no degree)
Amir Nachlieli	23012313	May 30, 1967	Jan 1, 2009	VP, Legal Counsel	No	MBA (expanded major in Finance), Tel Aviv University BA Economics, Hebrew University LL.B, Hebrew University
Danny Oz:	054299953	Jun 16, .1956	Sept 1, 1998	Accountant and deputy CFO	No	BA Economics & Accounting, Hebrew University, Certified Public Accountant’s License EMBA – Integrative Administration, Hebrew University
Yaakov Paz	058610999	Oct 21, 1963	Nov 1, 2007	VP, Manager of Business Division	No	External director at Nextcom Ltd. 2006 - 2015; CEO and owner of Kobi Paz Communications and Management Ltd.
Sharon Fleischer Ben Yehuda	028531648	Apr 25, 1971	Jun 1. 2006	VP Regulation	No	BA Political Science, , Hebrew University in Jerusalem MA Public Policy and Administration, Hebrew University
Yaakov Jano	024280018	Jul 26, 1969	Sept 1, 2015	VP IT and Network	No	B.Sc. degree in computer engineering from the Haifa Technion
MBA - Beer Sheva University
Electronics and communications technician, Bezeq College in Jerusalem
Head of Technologies at Israel Prison Services - 2015;
Manager of Bezeq’s Computing Infrastructure Division 2014 - 2015;
						Manager of Bezeq’s Technology and Operations Division 2010 - 2012

[15]	In the reporting year through March 22, 2017 Linor Yochelman served as the Company’s Internal Compliance Officer and Group Secretary On March 22, 2017, in addition to her foregoing position, she was appointed to the position of Chief Legal Counsel of the Group.

Name	I.D.:	Date of birth:	Date of commencement of term of office:	The office he holds in the Company:	Is he and interested party in the Company or a family member of another senior officer or of an interested party:	Education and business experience over the past five years:
Eyal Kamil:	057248999	Aug 30, 1961	Dec 5, 2006	VP Operations & Logistics	No	BA, Industrial Engineering & Management, Tel Aviv University MBA, Tel Aviv University
Lior Segal:	025695701	Sept 9, 1973	Jan 24, 2011	Internal Auditor	No	MBA, LLB, BA Accounting and Diploma in Accounting- all from the Tel Aviv University;
Diploma in internal and public auditing on behalf of the IMC;
Certified attorney and CPA in Israel;
Quality Assurance Review (QAR)
						Director of I. I. A. Israel) Institute of Internal Auditors in Israel.
Gil Rosen	013377445	Jan 28, 1972	Feb 1, 2016	VP Marketing & Innovation	No	MBA Business Administration, Interdisciplinary Center, Herzliya
Acting CEO IMMMR, subsidiary of Deutsche Telecom 2015 - February 1, 2016;
VP Future Communications and New Media at Deutsche Telecom 2012 - 2015;
Head of Innovation Center at AT&T Israel 2010 - 2012;
						VP Innovation and Digital Services at Amdocs 2007 - 2012

Name	I.D.:	Date of birth:	Date of commencement of term of office:	The office he holds in the Company:	Is he and interested party in the Company or a family member of another senior officer or of an interested party:	Education and business experience over the past five years:
Ran Guron	024113268	Dec 25, 1968	Nov 8, 2015	CEO of subsidiary, Pelephone	No	BA Economics and Business Administration, Hebrew University MBA, Hebrew University Deputy CEO and VP Marketing of the Company Jan 1, 06 - Nov 8, 15
Moti Elmaliach	055734941	Mar 24, 1959	May 15, 2014	CEO of the subsidiary, Bezeq International	No	MBA - Tel Aviv University
BA Social Sciences - Tel Aviv University
2006 - 2014, CEO of Eurocom Digital Communications Ltd.;
2007 - 2014, Chair of the board of directors of DM (3000) Engineering Ltd.;
2011 - 2015, Chair of the board of directors of Discount Tafnit;
November 2015 - October 2016, Chair of the board of directors of Cross Israel Highway Ltd.
						CEO and owner of E.M. Records Ltd.
Ron Eilon	059211722	May 27, 1965	Aug 28, 2006	CEO of subsidiary, DBS	No	BA Economics from the Hebrew University in Jerusalem; MA Economics and Accounting from the Hebrew University in Jerusalem

Gil Sharon and Dudu Mizrahi served as executive officers of the Company during part of the Reporting Period.

Name	I.D.:	Date of birth:	Term of office	The office he holds in the Company:	Is he and interested party in the Company or a family member of another senior officer or of an interested party:	Education and business experience over the past five years:
Gil Sharon	058381351	Sept 12, 1963	Oct 11, 2005 - Jan 25, 2016	CEO of subsidiary, Pelephone	No	B.A. Economics and Political Science from the Hebrew University in Jerusalem MBA, Tel Aviv University
Dudu Mizrahi	024810368	Jan 28, 1970	Jun 28, 2007-Sept 11, 2016	Deputy CEO and CFO	No	BA Economics, Hebrew University in Jerusalem 2007-2012 VP Economics and Budgets at Bezeq

16.	Regulation 27: The Auditors of the Company

Somekh Chaikin, Certified Public Accountants

Address: KPMG 17 Ha’arba’a St., Millennium Tower, Tel Aviv 6473917

Tel: 03-6848000

17.	Regulation 28: Change in the Memorandum or Articles of Association

On May 3, 2016 the general meeting of shareholders of the Company approved amendments to the Company’s Articles of Association, primarily for adjusting the provisions of the Company’s Articles to the provisions of the law as these are amended/changed from time to time, including an amendment of the provisions of the Articles regarding indemnification, insurance and exemption for officers, to the text attached to the immediate report for convening of the Company’s general meeting dated April 4, 2016, included in this Report by way of a link.

18.	Regulation 29 (A) Recommendations and Resolutions of the Board of Directors before the General Meeting and their Resolutions which are not subject to the approval of the General Meeting for the issues prescribed in Regulation 29(A)

A.	For information pertaining to extraordinary transactions see Note 28.3.2 to the financial statements.

B.	Resolution adopted on March 16, 2016 – to recommend to the general meeting of shareholders of the Company to pay the shareholders of the Company a cash dividend in the total sum of NIS 776 million.

C.	Resolution adopted on March 16, 2016 - to recommend to the general meeting of shareholders of the Company to approve an amendment to the Company’s Articles of Association, as set out in section 17 above.

D.	Resolution adopted on August 3, 2016 – to recommend to the general meeting of shareholders of the Company to pay to part of the shareholders of the Company a cash dividend in a total amount of NIS 665 million.

E.	Resolution adopted on March 29, 2017 – to recommend to the general meeting of shareholders of the Company to pay to part of the shareholders of the Company a cash dividend in a total amount of NIS 578 million.

19.	Regulation 29 (C): Resolutions adopted at an Extraordinary General Meeting

A.	Approval of the reappointment of Mordechai Keret and Tali Simon for a further term of office as external directors of the Company (as of January 14, 2016).

B.	Approval of the performance-based compensation goals (annual bonus goals) for the Company’s CEO for 2016 (Resolution adopted on March 2, 2016). For details, see section 7(B) above.

C.	Approval of the Company’s new Compensations Policy that will meet the needs for defining the Company’s operations and the changes applicable to them since the approval of the previous compensations policy (Resolution adopted on May 3, 2016)[16].

D.	Approval of the amendment to the Company s Articles of Association, primarily to adjust the provisions of the Company’s Articles to the provisions of the law and an amendment of the provisions relating to the indemnification, insurance and exemption for officers (Resolution adopted on May 3, 2016). For further information see the immediate report dated April 4, 2016, included in this Report by way of a link.

E.	Amendment to letters of undertaking of indemnification and exemption granted to officers and directors (including those appointed by the controlling shareholder of the Company and/or his relatives and/or officers of companies owned by the controlling shareholder) (resolution dated May 3, 2016).

F.	Board of Directors appointment of the following directors to an additional term of office in the Company: Shaul Elovitch, Or Elovitch, Orna Elovitch-Peled, Amikam Shorer, Rami Nomkin (employee director), Eldad Ben Moshe, and Yehoshua Rosenzweig (Resolution adopted on May 3, 2016).

G.	Approval of the appointment of Somekh Chaikin & Co. accounting firm as the Company’s auditors for 2016 and until the next annual general meeting, and the Board of Directors authority to determine their fee for 2016 (Resolution adopted on May 3, 2016).

H.	Approval of the distribution of a cash dividend to the Company’s shareholders in a total amount of NIS 776 million. (Resolution adopted on May 3, 2016).

I.	Approval of the extension of the Company’s engagement with Eurocom Communications Ltd. in an amended agreement for providing ongoing management and consultation services to the Company (Resolution adopted on June 30, 2016). For details, see section 7A above.

J.	Approval of the distribution of a cash dividend to the Company’s shareholders in a total amount of NIS 655 million. (Resolution adopted on August 30, 2016).

[16]	Subsequent to Reporting Date, the Company issued an immediate report giving notice of the convening of a special general meeting (on May 4, 2017) to approve amendments to the Company’s compensations policy. For further information see the amendment report issued by the Company on March 22, 2017, included in this Report by way of a link. For further information concerning the Company’s current Compensations Policy which is valid as of Reporting Date, see the Company’s Immediate Report dated May 4, 2016, included in this Report by way of a link.

20.	Regulation 29A (4): Exemption, insurance and obligation of indemnification of officers

For further information regarding exemption, insurance and obligation of indemnification for officers see Note 28.6 to the Consolidated Financial Statements.

March 29, 2017
Date	Bezeq – The Israel Telecommunication Corp Ltd.

Signatories and their positions:

Shaul Elovitch (Chairman of Board of Directors)

Stella Handler, CEO

Corporate Governance Questionnaire1

Board of Directors Autonomy

		True	False
1.

Did two or more external directors hold office in the Company during each reporting year?

This question can be answered True, if the period during which two external directors did not hold office does not exceed 90 days, as provided in section 363a (B) (10) of the Companies Law. Nonetheless, for any (True/False) answer, the period (in days) during which two or more external directors did not hold office in any reporting year, should be indicated (including a term of office approved retroactively, while differentiating between the various external directors):

Director A: 0

Director B: 0

Number of external directors who held office in the Company as at the date of publication of this questionnaire: 3

√
2.

Number[2] of independent directors[3] who held office in the Company as at the date of publication of this questionnaire: 5/9.

Number of independent directors defined in the bylaws[4] of the corporation[5]: ________

☒ Not relevant (there are no provisions the memorandum of association).

		____	_____
3.	A survey conducted among the external directors (and the independent directors) during the reporting year found that they are in compliance with the provisions of Sections 240 (b) and (f) of the Companies Law regarding the absence of a relationship between the external directors (and independent directors) who held office in the Company, and they are in compliance with the conditions required for holding office as an external director (or independent director). See note at the end of the questionnaire.	√
4.

None of the directors who held office in the Company during the reporting year is subordinate[6] to the CEO, directly or indirectly (other than a director who represents the employees, if the Company has employee representation).

If your answer is False (i.e., a director is subordinate to the CEO as aforesaid), please indicate the number of directors who do not comply with the foregoing restriction: _____.

√

[1]	Published in the framework of proposals for a legislation to improve financial statements dated March 16, 2014.
[2]	In this ques tionnaire, Number or Rate means a specific number out of a total; for example, 3/8.
[3]	Including “External Directors” as defined in the Companies Law.
[4]	In this respect, the Memorandum of Association includes the specific legal provision that applies to the Company (for example, in a bank, the provisions of the Commissioner of Banks).
[5]	A debentures company is not required to respond to this question.
[6]	In this question, holding office as a director in an investee that is controlled by the Company will not be deemed as being "subordinate". On the other hand, a director that holds office as an officer of the Company (except for director) and/or an employee in a company that is controlled by the Company will be considered "subordination" in the matter of this question.

The information contained in this report constitutes a translation of the report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

1

Board of Directors Autonomy

	True	False
5.

All the directors who notified about a personal interest in the approval of a transaction on the agenda for the meeting, were not present at the meeting and did not participate in the vote, as set forth in
Section 278 (b) to the Companies Law:

If your answer is False:

Was the director present to exhibit a specific topic as set forth in the last clause of Section 278(a)?

☐ Yes ☐ No (Mark an X in the appropriate checkbox)

Indicate the percentage of meetings in which such directors were present and/or participated in the vote, except for the circumstances described in Subsection (a) above

√
6.

The controlling shareholder (including a relative and/or representative acting on his/her behalf), who is not a director or other senior executive officer in the Company, did not participate in the Board of Directors' meetings held during the reporting year.

If your answer is False (i.e., a controlling shareholder and/or his/her relative and/or representative who is not a board member and/or senior executive officer in the Company participated in Board of Directors' meetings, as aforesaid), indicate the following details concerning the participation of any additional person in the meetings, as aforesaid:

Identity: _____.

Position in the corporation: _____ (if any).

Details of the relationship to the Controlling Shareholder (if the individual who participated is not the Controlling Shareholder): _____.

Was this due to the presentation of a specific topic:☐ Yes ☐ No

(Mark an X in the appropriate checkbox).

The extent of his/her participation[7] in Board of Directors' meetings held during the reporting year: _____. Other participation: ______

☐ Not applicable (the Company has no controlling shareholders).

√

[7]	Distinguishing between a controlling shareholder and his/her relative and/or any person representing him/her.

2

Directors' qualifications and skills

			True	False
7.

The Company's Articles of Association do not include a provision restricting the option of immediately terminating the office of all the Company's directors who are not external directors (in this matter - an ordinary majority decision is not considered a restriction)[8].

If your response is False (i.e., there is such restriction), please indicate -

X
	A.	The term of office set in the Articles of Association for a director: With regard to a director who is not an external director - from the date of appointment until the date of the following general meeting; with regard to an external director - pursuant to the provisions of the Companies Law.
	B.	The majority required as prescribed in the Articles of Association for terminating the terms of office of the directors: Extraordinary majority (the majority required to approve an extraordinary transaction with a controlling shareholder, pursuant to the provisions of the Companies Law).
	C.	The requisite quorum prescribed in the Articles of Association for a general meeting convened to terminate the term of office of directors: Ordinary quorum - two members holding together or representing at least 25% and above of the company's voting power.
	D.	The majority required to change these provisions in the Articles of Association: Regular majority.
8.

The Company has a training program for new directors, regarding the Company's area of business and the laws applicable to the Company and its directors, as well as a plan for further training the directors in office, which is adapted, inter alia, to the director's position in the Company.

If your response is True - indicate whether the program was implemented during the reporting year:

☒ Yes                  ☐ No

(Mark an X in the appropriate checkbox).

√
9.	A.

The Company set a minimum number of directors for the Board of Directors who are required to have accounting and financial expertise.

If your response is True - indicate the minimum number set: Four directors (including one external director).

√
B.

The number of directors who held office during the reporting year was:

Directors with accounting and financial expertise[9]: 7.

Directors with professional qualifications[10]: 3.

If there were changes in the number of directors during the reporting year, please provide information of the lowest number (other than during a period of 60 days from the change) of each class of directors who held office during the reporting year.

			____	____
10.	A

Throughout the reporting year, the Board of Directors was composed of both men and women.

If your answer is False - indicate the period (in days) during which this did not occur: _____.

You may answer True for this question if the period during which the board did not include both men and women did not exceed 60 days, nonetheless if your answer is (True/False), please indicate the period (in days) during which the board did not include both men and women: _______.

√
	B	The number of men and of women serving on the Company's Board of Directors at the date of publication of this questionnaire: Men: 7; Women; 2.	____	____

[8]	A debentures company is not required to respond to this question.
[9]	Following the Board of Director’s assessment, in compliance with the provisions of the Companies Regulation (Conditions and Criteria for a Director with Accounting and Financial Expertise and for a Director with Professional Qualifications) 2005.
[10]	See Footnote 9 above.

3

Board Meetings (and convening of THE General Meeting)

			True	False
11.	A.	Number of Board of Directors' meetings held during each quarter in the reporting year: Q1 (2016) 8 Q2 6 Q3 4 Q4 8	____	____
B.

Indicate, alongside the names of the Company's directors who held office during the reporting year, their rate[11] of participation in meetings of the Board of Directors (in this subsection, including meetings of the Board of Directors' committees to which they belong, as noted below), held during the reporting year (and with regard to their term of office): See note at the end of the questionnaire.

Director's Name	Participation in Board of Directors Meetings	Participation in Audit Committee meetings [12]	Participation in meetings of the Financial Statements Review Committee[13]	Participation in meetings of the Compensation Committee[14]	Participation in meetings of other Board of Directors' committees on which he/she serves (by indicating the name of the committee)
Shaul Elovitch - Chairman of the Board of Directors	25/25				Security Committee – 1/1
Yitzhak Edelman	24/24	20/20	8/8	13/13
Yehoshua Rosenzweig	23/26	18/21	8/8	11/13	Internal Compliance Committee 4/4 Security Committee – 1/1
Mordechai Keret	26/26	21/21	8/8	13/13	Internal Compliance Committee – 4/4 Security Committee – 1/1
Eldad Ben-Moshe	24/26	18/21
Tali Simon	25/26	20/21	8/8	13/13
Haggai Herman	25/26	19/21		11/13
Amikam Shorer	24/25				Internal Compliance Committee – 3/4 Security Committee – 1/1
Rami Nomkin	25/26
Orna Elovitch-Peled	24/25
Or Elovitch	23/25

12.

During the reporting year, the Board of Directors held at least one discussion concerning the management of the Company's businesses by the CEO and his subordinate officers, at which they were not present, after they were given the opportunity of expressing their position.

√

[10]	See Footnote 9 above.
[11]	See Footnote 2.
[12]	With regard to a company director serving on this committee.
[13]	With regard to a company director serving on this committee.
[14]	With regard to a company director serving on this committee.

4

SEPARATION OF THE ROLES OF THE CEO AND BOARD CHAIR

			True	False
13.

Throughout the reporting year, a Chair of the Board of Directors was in office in the Company.

You may answer True for this question if the period during which the board was not chaired by a chairperson did not exceed 60 days (as set forth in section 363A(2) of the Companies Law) nonetheless if your answer is (True/False), please indicate the period (in days) during which the board was not chaired by a chairperson: 0.

√
14.

Throughout the reporting year, the Company was managed by a CEO.

You may answer True for this question if the period during which the Company was not managed by a CEO did not exceed 90 days (as set forth in section 363A(6) of the Companies Law) nonetheless if your answer is (True/False), please indicate the period (in days) during which the Company was not managed by a CEO: 0.

√
15.

In a company in which the Chair of the Board of Directors also acts as the CEO and/or exercises his/her authority, the CEO/Chair duality was approved in accordance with the provisions of Section 121(C) of the Companies Law[15].

☒ Not applicable (since such duality does not exist in the Company).

16.	The CEO is not a relative of the Chair of the Board of Directors. If your response is False (i.e., the CEO is related to the board chair) -		√
	A.	Please indicate the relationship between the parties: _____.	____	____
	B.	The office was approved in accordance with Section 121(C) of the Companies Law[16]: ☐ Yes ☐ No (Mark an X in the appropriate checkbox).	____	____
17.	The Controlling Shareholder or their relatives do not serve as CEO or as other senior officers in the Company, other than as directors. ☐ Not applicable (the Company has no controlling shareholders).		√

[15]	In a debentures company, approval in accordance with Section 121(D) of the Companies Law.
[16]	In a debentures company, approval in accordance with Section 121(D) to the Companies Law.

5

AUDIT COMMITTEE

			True	False
18.	The following persons did not serve on the Audit Committee during the reporting year:		____	____
	A.	Controlling Shareholder or their relative. ☐ Not applicable (the Company has no controlling shareholders).	√
	B.	Chair of the Board of Directors.	√
	C.	A director employed by the Company or by the Company's Controlling Shareholder, or by another company controlled by them.	√
	D.	A director who regularly provides services to the Company, or to the Company's Controlling Shareholder, or to a company controlled by them.	√
	E.	A director whose primary source of income is the Controlling Shareholder. ☐ Not applicable (the Company has no controlling shareholders).	√
19.

Persons who are not eligible to be a member of the Audit Committee, including the Controlling Shareholder or their relatives, did not participate in Audit Committee meetings during the reporting year, other than pursuant to the provisions of Section 115(E) of the Companies Law.

√
20.

The requisite quorum for discussion and decision making at all Audit Committee meetings held during the reporting year was a majority of the Committee's members, whereby the majority of the participants were independent directors and at least one was an external director.

If your response is False - please indicate the number of meetings at which this requirement was not met: _____.

√
21.

The Audit Committee held at least one meeting during the reporting year with the participation of the Internal Comptroller and the Auditor, as the case may be, and in the absence of Company officers who are not members of the Audit Committee, concerning flaws in the management of the Company's business.

√
22.

Every Audit Committee meeting with the participation of persons who are not eligible to serve as members of the Committee, was with the approval of the Committee Chair and/or at the request of the Committee (with respect to the Company's legal counsel and secretary, who are not a Controlling Shareholder or his/her relative).

√
23.

In the reporting year, arrangements were in effect as set forth by the Audit Committee in respect of the manner of handling complaints by Company employees about defects in the administration of its business, and about the defense that will be provided to employees who made such complaints.

√
24.

The Audit Committee (and/or the Financial Statements Review Committee) was convinced that the scope of the Auditor's work and their fees for the reporting year were appropriate for carrying out a proper audit and review.

√

6

DUTIES OF THE FINANCIAL STATEMENTS REVIEW COMMITTEE ("THE COMMITTEE") PRIOR TO THE APPROVAL OF THE FINANCIAL STATEMENTS

			True	False
25.	A.

Indicate the time (in days) set by the Board of Directors as reasonable time for providing recommendations prior to the Board of Directors' meeting at which periodic or quarterly statements will be approved: 3 days when approving periodic reports, and 2 days when approving quarterly reports.

			____	____
B.

Actual number of days that elapsed between the date on which the recommendations were sent to the Board of Directors and the date on which the financial statements were approved:

Q1 Report (2016): 3 days

Q2 Report: 3 days

Q3 Report: 2 days

Annual Report: 3 days

			____	____
C.

Number of days that elapsed between the date on which the draft of the financial statements was sent to the directors and the date on which the financial statement were approved:

Q1 Report (2016): 3 days

Q2 Report: 3 days

Q3 Report: 5 days

Annual Report: 6 days

26.

The Company's Auditor was invited to all meetings of the Committee and of the Board of Directors at which the Company's financial statements for the quarters of the reporting year were discussed.

If your response is False, please indicate the rate of participation: _____.

√
27.	During the reporting year, the Committee was in compliance with all the conditions as set forth below:		____	____
	A.	The number of Committee members was not less than three (during the Committee's discussion and approval of said reports).	√
	B.	All the conditions pursuant to Section 115(b) and (c) of the Companies Law were met (with regard to the office of the members of the Audit Committee).	√
	C.	The Audit Committee's Chair is an external director.	√
	D.	All the Committee's members are directors and the majority are independent directors.	√
	E.	All the members of the Committee can read and understand financial statements, and at least one of the independent directors has accounting and financial expertise	√
	F.	The Committee members provided declarations prior to their appointment.	√
G.

The requisite quorum for the Committee's discussions and decisions was a majority of its members, provided that the majority of the participants consisted of independent directors and at least one was an external director.

√
	If your answer is False concerning one or more of the subsections to this question, please specify for which report (periodic/quarterly) the condition was not met: _____.		____	____

7

COMPENSATION COMMITTEE

			True	False
28.

In the reporting year, the committee comprised at least three members, and the external directors constituted the majority (on the date of the meetings of the committee).

☐ Not relevant (no meeting were held).

√
29.	The conditions of service and employment of all members of the Compensation Committee in the reporting year comply with the Companies Regulations (Rules Concerning Remuneration and Expenses of External Directors) 2000.		√
30.	In the reporting year, the following persons did not serve in the Compensations Committee:		√
	A.	The Controlling Shareholder or their relative. ☐ Not applicable (the Company has no controlling shareholders).	√
	B.	The Chair of the Board of Directors	√
	C.	A director employed by the Company or by the Company’s Controlling Shareholder, or by another company controlled by them.	√
	D.	A director who regularly provides services to the Company, or to the Company's Controlling Shareholder, or to a company controlled by them.	√
	E.	A director whose primary source of income is the Controlling Shareholder. ☐ Not applicable (the Company has no controlling shareholders).	√
31.	In the reporting year, the Controlling Shareholder or their relatives were not present at the meetings of the Compensation Committee, except if the Chair of the committee determined that one of them was required to present a specific topic.		√
32.

The Compensation Committee and the Board of Directors did not exercise their authority pursuant to the provisions of Sections 267A(C), 272(C)(3) and 272(C1)(1)(C) to approve a transaction or compensation policy, despite the objection of the General Meeting.

If your response is "Incorrect", indicate ______

Type of transaction approved: ________

Number of times their authority was exercised in the reporting year: _____

√

8

INTERNAL AUDITOR

		True	False
33.	The Chair of the Board of Directors or the CEO of the Company is responsible within the Company for the Internal Auditor.	√
34.

In the reporting year, the Chair of the Board of Directors or the Chair of the Audit Committee approved the work plan.

Furthermore, indicate the audit subjects covered by the Internal Auditor in the reporting year: Procurement, Payments, Sales, IT, etc.

(Mark X in the appropriate checkbox)

√
35.	Scope of employment of the Internal Auditor in the Company in the reporting year (in hours17): approximately 16,700 hours.	√
	In the reporting year, there was a meeting (of the Audit Committee or of the Board of Directors) in which the findings of the Internal Auditor were discussed.	√
36.	The Internal Auditor, his/her relatives, accountant or any person on his/her behalf do not have any interest in the Company, and do not have material business relationships with the Company, a controlling shareholder, their relatives or companies under their control.	√

[17]	Including working hours invested in companies held by the Company and conducting audits outside Israel, as the case may be, both by the Internal Auditor and by the internal auditors of the Company’s subsidiaries.

9

TRANSACTIONS WITH INTERESTED PARTIES

	True	False
37.

The Controlling Shareholder or a relative (including a company under their control) are not employed by the Company and do not provide it with management services.

If your response is False (i.e., the Controlling Shareholder or a relative are employed by the Company or provide it with management services) please indicate -

- The number of relatives (including the Controlling Shareholder) employed by the Company (including companies under their control and/or through a management company) is: See note at end of the questionnaire.

- Were their employment contracts and/or management service agreements duly approved by the bodies prescribed by law?

☒ Yes - The Controlling Shareholder of the Company provides the Company with management services in accordance with an agreement whose extension was approved by the General Meeting on June 30, 2016.

☐ No

(Mark an X in the appropriate checkbox)

☐ Not applicable (the Company has no controlling shareholder) _____.

√
38.

To the best of the Company's knowledge, the Controlling Shareholder does not have other businesses in the Company's area of operations (in one or more areas). See note at the end of the questionnaire.

If your response is False, please indicate whether an arrangement has been made between the Company and its Controlling Shareholder for delimiting the operations:

☐ Yes

☐ No

(Mark an X in the appropriate checkbox)

☐ Not applicable (the Company has no controlling shareholders).

√

10

Concluding Notes to The Questionnaire

1.	Board of Directors Autonomy

Section 3 - In respect of the classification by the Audit Committee of the business relationship of an independent director as a negligible relationship, see the Company’s Immediate Report dated March 8, 2016.

2.	Board Meetings (and Convening of the General Meeting)

Section 11B - In the reporting year, one Board meeting was held whose agenda included only one topic related to issues that the Controlling Shareholder had a personal interest in. In this meeting, and pursuant to the provisions of the law, the Controlling Shareholder and its representatives were not present; that is, the following directors (as at the year of the report): Shaul Elovitch, Or Elovitch, Orna Elovitch-Peled, and Amikam Shorer. In other meetings whose agenda included a topic related to issues that the Controlling Shareholder had a personal interest in, the above directors were not present when that topic was discussed. The external director Ytzhak Edelman ceased acting as director in the Company on December 22, 2016. It is noted, that after the year of the report, on January 12, 2017, Eldad Ben-Moshe ceased acting as member of the Company’s Audit Committee, and on March 22, 2017, Amikam Shorer ceased acting as director in the Company. On March 30, 2017, the Company published an invitation for an annual and special general assembly, inter alia, to appoint Mr. David Granot as an independent director in the Company in place of Eldad Ben-Moshe, who will not be appointed for another term.

3.	Transactions with Interested Parties

Section 37 - The Company and companies under its control do not employ controlling shareholders or their relatives. Eurocom Communications Ltd. ("Eurocom"), which is controlled by the Controlling Shareholder of the Company, provides the Company with management services. As part of the management services, Eurocom puts at the disposal of the Company the services of the Chair of the Board of Directors, Mr. Shaul Elovitch, as well as the services of consultants on behalf of the management company, including Or Elovitch, the son of the Controlling Shareholder.

Section 38 - The Controlling Shareholder is not directly involved with the Company's operations. However, companies under the control of the Controlling Shareholder provide key services, equipment and other means that the Company and its subsidiaries/affiliates purchase for running their operations. The key products and services purchased from companies controlled by the Controlling Shareholder as aforementioned are cellular telephony and landline terminal equipment, decoders, and satellite capacity for cable television services. It should also be noted that the Controlling Shareholder engages in the distribution, through distributors, of a specific product that is also sold by a subsidiary of the Company acting as a distributor. In terms of the Company, the scope of operations is negligible.

Chairman of the Board of Directors	Chairman of the Audit Committee	Chairman of the Financial Statements Review Committee

11